06050408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/31/05 (MM/DD/YY) AND ENDING 07/28/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Georgetown Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Reinekers Lane, Suite 270
(No. and Street)

Alexandria (City) Virginia (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Mann 703-519-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dembo, Jones, Healy, Pennington & Marshall, P.C.
(Name – *if individual, state last, first, middle name*)

6010 Executive Boulevard, Suite 900, Rockville Maryland 20852
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 26 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Rec'd 9/26/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Georgetown Securities, Inc., as of July 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts.

Signature

President

Title

Notary Public My Commission Expires 2/28/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Footnotes

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Statement of Cash Flows

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Dembo, Jones, Healy, Pennington & Marshall, P.C. [70]

ADDRESS

6010 Executive Blvd, Suite 900 [71]	Rockville [72]	Maryland [73]	20852 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

DJ-PM

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Certified Public Accountants and Consultants

Report of Independent Auditors

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statement of financial condition of **First Georgetown Securities, Inc.** as of **July 28, 2006** and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Georgetown Securities, Inc.** as of **July 28, 2006** and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 3, 4, 6, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 8, 2006

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND PKF INTERNATIONAL

FORM X-17A-5

3/85

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER	SEC FILE NO.
	8-18390 [14]
	FIRM ID. NO.
First Georgetown Securities, Inc. [13]	5871 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
225 Reinekers Lane [20] (No. and Street)	08/01/2005 [24]
	AND ENDING (MM/DD/YY)
Alexandria [21] (City) VA [22] (State) 22314 [23] (Zip Code)	07/28/2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
Robert T. Mann, President [30]	(703) 519-7700 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of Sept. ~~19~~ 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 7/28/2006 [99]
SEC FILE NO. 8-18390 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 2,040	200			$ 2,040	750
2. Receivables from brokers or dealers:						
A. Clearance account	331,833	295				
B. Other	0	300	$ 3,764	550	335,597	810
3. Receivables from non-customers	0	355	1,555	600	1,555	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	206	424				
E. Spot commodities	0	430			206	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	7,092	680	7,092	920
11. Other assets	0	535	6,593	735	6,593	930
12. TOTAL ASSETS	$ 334,079	540	$ 19,004	740	$ 353,083	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 7/28/2006

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable			$ 0	1045	$ 0	1255	▼13 $ 0	1470
14. Payable to brokers or dealers:								
A. Clearance account			0	1114	0	1315	0	1560
B. Other ▼10			0	1115	0	1305	0	1540
15. Payable to non-customers			0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value					0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other			134,427	1205	0	1385	134,427	1685
18. Notes and mortgages payable:								
A. Unsecured			0	1210			0	1690
B. Secured			0	1211	▼12 0	1390	▼14 0	1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings:					0	1400	0	1710
1. from outsiders ▼9	$ 0	970						
2. Includes equity subordination (15c3-1 (d)) of	$ 0	980						
B. Securities borrowings, at market value: from outsiders	$ 0	990			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements:					0	1420	0	1730
1. from outsiders	$ 0	1000						
2. Includes equity subordination (15c3-1 (d)) of	$ 0	1010						
D. Exchange memberships contributed for use of company, at market value					0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes			0	1220	0	1440	0	1750
20. TOTAL LIABILITIES			$ 134,427	1230	$ 0	1450	$ 134,427	1760

Ownership Equity

21. Sole proprietorship			▼15 $ 0	1770
22. Partnership (limited partners ▼11	$ 0	1020)	0	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			250	1792
C. Additional paid-in capital			546,667	1793
D. Retained earnings			(328,261)	1794
E. Total			218,656	1795
F. Less capital stock in treasury			▼16 (0)	1796
24. TOTAL OWNERSHIP EQUITY			$ 218,656	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 353,083	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/28/2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 218,656	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			(0)	3490
3.	Total ownership equity qualified for Net Capital			218,656	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 218,656	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 19,004	3540		
	B. Secured demand note deficiency	0	3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges	0	3600		
	D. Other deductions and/or charges	0	3610	(19,004)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions [20]			$ 199,652	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ 0	3660		
	B. Subordinated securities borrowings	0	3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]	0	3735		
	2. Debt securities	0	3733		
	3. Options	0	3730		
	4. Other securities	83	3734		
	D. Undue Concentration	0	3650		
	E. Other (List)	0	3736	(83)	3740
10.	Net Capital			$ 199,569	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/28/2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 8,961	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 99,569	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 186,126	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 134,427	3790
17.	Add:				
	A. Drafts for immediate credit	$ 0	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 134,427	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 67	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$ N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc.

For the period (MMDDYY) from 8/1/2005 [3932] to 7/28/2006 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	263,437	3935
b. Commissions on listed option transactions		195,235	3938
c. All other securities commissions		318,138	3939
d. Total securities commissions		776,810	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		1,432	3949
c. Total gain (loss)		1,432	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		126,517	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		28,200	3975
8. Other revenue		392,094	3995
9. Total revenue	$	1,325,053	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$	305,525	4120
11. Other employee compensation and benefits				456,098	4115
12. Commissions paid to other broker-dealers				282,617	4140
13. Interest expense				202	4075
a. Includes interest on accounts subject to subordination agreements	0	4070			
14. Regulatory fees and expenses				10,433	4195
15. Other expenses				269,836	4100
16. Total expenses			$	1,324,711	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	342	4210
18. Provision for Federal income taxes (for parent only)				3,883	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				0	4222
a. After Federal income taxes of	0	4238			
20. Extraordinary gains (losses)				0	4224
a. After Federal income taxes of	0	4239			
21. Cumulative effect of changes in accounting principles				0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(3,541)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(9,226)	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc.

For the period (MMDDYY) from 08/01/2005 to 07/28/2006

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 222,197	4240
A. Net income (loss)			(3,541)	4250
B. Additions (Includes non-conforming capital of	$ 0	4262)	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272)	0	4270
2. Balance, end of period (From item 1800)			$ 218,656	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc. as of 07/28/2006

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm National Financial Services LLC [4335]	All	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FIRST GEORGETOWN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended July 28, 2006 and July 29, 2005

	2006	2005
Cash flow from operating activities:		
Net loss	$ (3,541)	$ (3,283)
Adjustments to reconcile net loss to net cash provided by operations activities:		
Depreciation and amortization	4,868	5,359
Deferred taxes	(878)	(436)
(Increase) decrease in		
Accounts receivable-brokers and dealers	(32,619)	(11,985)
Trading securities owned, at market value	(206)	7
Employee advances	1,235	3,396
Prepaid expenses	1,624	1,760
Deposits on leases	-	1,500
Increase (decrease) in:		
Accounts payable	378	(4,300)
Accrued payroll and commissions	1,985	6,978
Retirement plan contribution payable	25,811	10,304
Accrued vacation	952	(1,030)
Payroll taxes withheld and accrued	55	(913)
Income taxes payable	1,438	(2,892)
Net cash provided by operating activities	1,102	4,465
Cash flows from investing activities:		
Purchase of office equipment	(683)	(3,286)
Net cash used in investing activities	(683)	(3,286)
Net increase in cash	419	1,179
Cash and cash equivalents at beginning of the year	1,921	742
Cash and cash equivalents at end of the year	$ 2,340	$ 1,921
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 202	$ 425
Income taxes	3,323	6,172

The accompanying notes are an integral part of these financial statements.

FIRST GEORGETOWN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
July 28, 2006 and July 29, 2005

Note 1. Nature of Operations and Significant Accounting Policies

First Georgetown Securities, Incorporated (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the National Association of Security Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts.

Fiscal Year End

The Company's fiscal year ends on the last Friday of July.

Cash and Cash Equivalents

The Company considers all demand deposit accounts to be cash equivalents.

Accounts Receivable – Brokers and Dealers

Accounts receivable – brokers and dealers represent receivables due from the clearing broker, National Financial Services LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts that are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts is not considered necessary.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Depreciation Methods

Depreciation and amortization are provided on a straight-line basis using estimated useful lives of five to eight years for furniture and fixtures, and the remaining lease term for leasehold improvements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company's required ratio of "aggregate indebtedness", as defined, to "net capital", as defined, may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition the Company must maintain a minimum net capital of $ 100,000. On July 28, 2006 and July 29, 2005, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $ 199,569 and $ 199,176 respectively and the ratios of aggregate indebtedness to net capital were 0.67 to 1 and 0.53 to 1, respectively.

Note 3. Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Note 4. Lease Commitments

The Corporation leases office space and two automobiles under operating leases that have remaining lease terms in excess of one year as of July 28, 2006. The lease for the office space expires on October 31, 2008. The leases for the automobiles expire in 2008.

The minimum rental commitments under these leases as of July 28, 2006 are as follows:

Fiscal Year Ending:

July 2007	$ 77,486
July 2008	79,243
July 2009	19,846
	$ 176,575

Total rental expense for automobile and office space lease was $ 69,226 and $ 69,604 for the years ended July 28, 2006 and July 29, 2005, respectively.

Note 5. Retained Deficit

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was **First Georgetown Securities, Inc.** As a result of this merger a deficit was created in the stockholders' equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

Note 6. Advertising Expense

The Company's policy is to expense advertising costs as incurred. Advertising expense was $ 3,338 and $ 3,730 for the years ended July 28, 2006 and July 29, 2005.

Note 7. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to the lesser of $ 42,000 or 25% of employees' eligible compensation. For the years ended July 28, 2006 and July 29, 2005, the Company elected to make a contribution of $ 86,025 and $ 79,214, respectively.

DJHPM
Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Independent Auditor's Report On Internal Control

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of **First Georgetown Securities, Inc.** (the Company) for the year ended **July 28, 2006**, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **First Georgetown Securities, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5)(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because **First Georgetown Securities, Inc.** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by **First Georgetown Securities, Inc.** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of **First Georgetown Securities, Inc.** were adequate at **July 28, 2006**, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 8, 2006

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

The Board of Directors
First Georgetown Securities, Inc.

We have audited the financial statements of **First Georgetown Securities, Inc.** as of **July 28, 2006** and have issued our report thereon dated September 8, 2005. Pursuant to rule 17a-5(d)(4) of the Securities and Exchange Act of 1934, we reviewed the Computation of Net Capital under Rule 15c3-1. No material differences exist between the preliminary net capital, as filed August 18, 2005 and the audited net capital contained herewith.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 8, 2006

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com